Exhibit 99.1

For immediate release

Sify reports revenues of INR 7742 million for fiscal year 2011-12

EBITDA for the year stood at INR 527 million, a growth of 124% over last year

Chennai, Wednesday, April 25, 2012: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and ICT Services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the fiscal year 2011-12.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year ended March 31, 2012 was INR 7742 million.

•	Revenue from Enterprise services was at INR 6681 million, up approximately 16% over last year.

•	Revenue from Software services was at INR 671 million, up approximately 11% over last year.

•	Revenue from Commercial and Consumer services was INR 390 million for the year.

•	EBITDA for the FY 2011-12 was INR 527 million, as compared to INR 235 million in the previous year, a growth of 124%.

•	Net loss for the year was down to INR 327 million as against a net loss of INR 520 million for the previous year.

•	Capex during the year was INR 928 million. Cash balance at the end of the year was INR 893 million.

Mr. Raju Vegesna, Chairman & MD, said, “It gives me pleasure to report on our performance for the last Financial Year. As a company, we are reaching a crucial phase in implementing our strategy. Our profitability continues to improve, and we are seeing a strong funnel and order book, exiting from Q4 of 2011-12, which has given us the confidence to make further investments to expand our capacity in FY2012-13.

Our reorganisation along service lines was effective in creating a stronger product focus. Going forward, this will be complemented with a unified customer-facing sales team that will handle all products or services from brand Sify. The biggest benefit will be our ability to leverage the scale and geographic reach of our strong Enterprise sales force to support new services and solutions, larger opportunities to cross-sell, and expansion of our sales reach through focused channel management.

This year saw us entering an elite circle with our own Cable Landing Station in Mumbai. Simultaneously, our investment in EIG cable system went live, and will begin to generate revenues in the next fiscal year.

As a converged services player, our skill sets are unique and differentiated. We now have a world class, comprehensive and flexible set of cloud services, a unique portfolio of services for the SMB market, presence in multiple continents through our network and cable partnerships, and credibility among government and allied bodies as a networking and Data Center major. Our earlier recorded wins with the government has given us the confidence and credibility to aggressively pursue larger opportunities for e-Governance projects among both the Union government and the States.

In pursuance of our vision of being the leading converged services player in India, we will continue to invest in our managed services portfolio. This will be supported by the organic expansion of our network and the commissioning of two of our state-of-the-art Data Centers at Mumbai and Delhi this Financial Year.”

Mr. MP Vijay Kumar, Chief Financial Officer, said, “Our continued focus on optimising cost, while retaining our growth momentum, is yielding positive results. Operating cash flow continues to be positive and gross margins have remained steady, in spite of continuing pricing pressure in the market. As a result, we are seeing a consistent contribution to our EBITDA from both existing and new value-added services we have introduced.

Simultaneously, we are at a stage where we are continually investing in expanding capacity and increasing our presence in Tier II and III cities, as well as expanding our fibre access in Tier I cities. Our Capacity utilisation is gradually reaching critical levels with our Data Centers near full capacity and network assets showing higher asset productivity.

As reported earlier, we exited from our financial services affiliate, MFG Sify, which is expected to be concluded in the near term after regulatory approvals. Once completed, this will result in a substantial cash infusion into the company.

In line with the subscription agreement, our promoters have infused fresh capital of INR 500 million to support our new investments in the last quarter of 2011-12; making it a cumulative INR 2500 million thus far.

Cash balance at the end of the year was INR 893 million.”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS

( In INR million)

	Year ended	Year ended	Quarter ended	Quarter ended
	March	March	March	March
Description	2012	2011	2012	2011
Enterprise	6,681	5,753	1,607	1,420
Software	671	607	158	164
Commercial and consumer	390	526	98	122

Revenue	7,742	6,886	1,863	1,706

Cost of Revenues	(4,632)	(4,209)	(1,001)	(1,005)

Selling, General and Administrative Expenses	(2,583)	(2,442)	(717)	(636)

EBIDTA	527	235	145	65

Depreciation and Amortisation expenses	(692)	(688)	(177)	(164)

Net Finance Expenses	(238)	(213)	(42)	(31)

Other Income	37	73	18	14

Profit before tax and before share of Affiliates	(366)	(593)	(56)	(116)

Share of Affiliates*	39	73	(4)	8

Profit / (loss) Before tax	(327)	(520)	(60)	(108)
Income Taxes	—	—	—	—

Profit / (loss) for the period	(327)	(520)	(60)	(108)

*	The equity pick-up for the Affiliate was done till March 23, 2012 and the asset is treated as held for sale with effect from above date

BUSINESS HIGHLIGHTS:

Enterprise business

Network services

•	Wireless access links have increased by 27% over same time last year.

•	Revenue from Data services is up 6% over last year. The business grew by 14% in Q4 over same quarter last year.

•	Wholesale Voice grew by 21% over last year.

•	A highlight was the opening of our Cable landing station for GBI, and the completion of landing party agreements with MENA, which will land shortly at the same facility.

•	Sify continues to be a partner of choice for global carriers, with our Carrier business registering a growth of 20 % in revenues over last year.

•	Sify has entered into agreements with KDDI, Japan’s second largest Telco and with STC, the largest operator in Saudi Arabia to support their network extension in India.

•	Significant wins this year were a National Banking major and large orders from a National level Retail and Healthcare major.

IT Services

•	IT Services revenue has grown by 24% over the last Financial Year

•	Sify has won new Managed Services contracts from an automobile major, a commodities exchange and National body of Chartered Accountants.

•

Sify’s Hosting services have grown consistently, with new contracts from two IT majors and a Telecom player. Our Data Centers are now close to full capacity utilization; Further capacity is being added with two large DCs at Delhi and Mumbai to be completed in the coming fiscal year.

•	Sify’s Enterprise Cloud Services are now reaching scalable operations, with orders from a national private bank, an international travel company, a state government and multiple private players.

•	Our business Alliance with an IT major has been strengthened with repeat orders from other clients, including a full service airline and an IT major.

•

Sify’s was recognized as the Best Telecom Data Center Operator 2011 by CMAI, for the second year in a row. Gartner also recognized Sify as one of the most prominent Data Center players in India, in their report on India Data Center report analysis.

•	VMWare awarded Sify the Best Service Provider Partner Award for FY 2011, a unique distinction. Sify is the first “V-Cloud Powered Partner” for VMWare in India.

Software services (http://www.sifysoftware.com/)

•	Sify Software Services grew approximately 11% with Application services driving the bulk of the revenue.

•	Sify’s eLearning business enjoyed repeat order from most of its top 10 clients. We added a total of 13 new clients over the year, and are expanding our Asia business footprint in 2012-13.

•	In yet another repeat performance, 3 of our eLearning solutions (Livelearn, SmartKIT and Videocasts) won the prestigious Brandon Hall awards for FY 2011-12.

Commercial & Consumer services

•	This business saw a number of new product launches in major cities, and a strict control on net churn gained us approximately 6000 new home customers in Q4 alone.

•

Sify acquired SMB customers from multiple industries including Manufacturing, Dealers, professionals, Cyber cafes and retail outlets. Tier II & III markets contributed 66% of the total (Full Year) sales to our SMB business.

•	In addition to its core business-class internet portfolio, Sify’s SMB sales team also won over 80 MPLS orders, ranging from 30 links to 200 links, from a wide range of industries.

•

www.sify.com broke new grounds; first by tying up with The Hindu; one of India’s most respected dailies for live webcasting of the Union Budget 2012 and then with a brand new TVC. Advertising revenue for sify.com grew significantly from the prior fiscal year.

About Sify Technologies

Sify is among the largest integrated Managed Service, Network and IT Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 710 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today regarded as a domain leader. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

Sify Software develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally.

The Commercial and Consumer business addresses the burgeoning demands of the SMB/SOHO community. The business provides a whole host of services for the retail consumer on the Consumer cloud platform. Sify continues to provide broadband connections for home and at public access points. The portal side of the business operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2011, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com